December 9, 2010

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:    Daniel F. Duchovny

Re:	Helix BioMedix, Inc.
Schedule TO-I filed November 24, 2010
File No. 005-80581

Ladies and Gentlemen:

On behalf of Helix BioMedix, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the undersigned by letter dated December 6, 2010. In this letter, we have recited the comments of the Staff set forth in the December 6, 2010 letter in italicized type, and followed each comment with the Company’s response.

Schedule TO

The Staff’s Comment No. 1 was:

1.	Given the comments included in this letter, please tell us whether you have considered recirculating the offer document to security holders. Refer to Rule 13e-4(d) and (e) for additional guidance.

The Company’s response is:

We intend to recirculate the amended offer document, as well as the amended Schedule TO, to the security holders.

The Staff’s Comment No. 2 was:

2.	Please revise your disclosure responsive to Items 3, 4, 5, 6, 8 and 11 of Schedule TO to include this disclosure in the offer document as delivered to security holders. With respect to Item 11, please disclose in your revised offer document the relevance of the agreements listed therein.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:    Daniel F. Duchovny

December 9, 2010

The Company’s response is:

We delivered a copy of the Schedule TO along with the offer document to all security holders at the commencement of the offer. As a result, the security holders received the disclosure responsive to Items 3, 4, 5, 6, 8 and 11 of Schedule TO.

With respect to Item 11, we note that the instruction to Item 1011(a)(1) of Regulation M-A provides as follows: “In an issuer tender offer disclose any material agreement, arrangement, understanding or relationship between the offeror and any of its executive officers, directors, controlling persons or subsidiaries.” Based on this instruction, we disclosed all of our material agreements with our executive officers, directors, controlling persons and subsidiaries in Item 11 (other than any agreement, arrangement, understanding or relationship disclosed under any other Items of Regulation M-A (Items 1000 through 1016), in accordance with Item 11). In addition, we have revised the offer document to disclose the relevance of the agreements listed in Item 11.

Offering Memorandum

Summary Term Sheet, page 1

The Staff’s Comment No. 3 was:

3.	Please revise your disclosure to describe and highlight the possible choices holders of your notes face: they can elect to convert their notes, they can elect to amend their notes or they can elect to retain the notes in their current form.

The Company’s response is:

We have revised our disclosure in the Summery Term Sheet of the offer document to highlight the possible choices available to the holders of our notes.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:    Daniel F. Duchovny

December 9, 2010

Selected Financial Information, page 23

The Staff’s Comment No. 4 was:

4.	Please revise your disclosure to include the disclosure required by Item 1010(c)(4) and (5) of Regulation M-A.

The Company’s response is:

We have revised our disclosure in the offer document to include the disclosure required by Item 1010(c)(4) and (5) of Regulation M-A.

Unaudited Pro Forma Financial Information, page 24

The Staff’s Comment No. 5 was:

5.	Please revise your disclosure to include the pro forma ratio of earnings to fixed charges, as required by Item 1010(c)(6) of Regulation M-A.

The Company’s response is:

We have revised our disclosure in the offer document to include the pro forma ratio of earnings to fixed charges, as required by Item 1010(c)(6) of Regulation M-A.

Certain United States Federal Income Tax Considerations, page 37

The Staff’s Comment No. 6 was:

6.	We note the heading of this section and the first sentence refer to “certain” of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

The Company’s response is:

We have revised our disclosure in the offer document to delete the word “certain” and to clarify that we have discussed all material federal income tax consequences of the tender offer.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:    Daniel F. Duchovny

December 9, 2010

The Offer

Terms of the Offer, page 42

The Staff’s Comment No. 7 was:

7.	We note your disclosure in the last paragraph of page 42 that refers to your ability to terminate the offer in your sole and absolute discretion. Please clarify what rights you believe you have to terminate the offer in your sole and absolute discretion. It is our position that you are only able to terminate the offer on the basis of a failed condition; otherwise the offer may be considered illusory. Please revise to clarify throughout the offer document.

The Company’s response is:

We have revised our disclosure throughout the offer document to delete any reference to our ability to terminate the offer in our sole and absolute discretion and to instead clarify that we may only terminate the offer on the basis of a failed condition.

Conditions to the Offer, page 43

The Staff’s Comment No. 8 was:

8.	Please refer to the first condition. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The referenced condition appears to be so broad as to possibly make the offer illusory. Please delete or revise to describe the event(s) to which you are referring and whose determination you are referring to, so that security holders will have the ability to objectively determine whether the condition has been triggered.

The Company’s response is:

We have revised our disclosure throughout the offer document to clarify that, with respect to the first condition, the offer may only be amended or terminated in the event that the offer “is determined by the SEC to violate any applicable law or any applicable interpretation of the staff of the SEC” (emphasis added). We believe that this provides sufficient specificity to allow for objective verification that the conditions have been satisfied.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:    Daniel F. Duchovny

December 9, 2010

The Staff’s Comment No. 9 was:

9.	On a related note, please refer to the third condition. Please revise the condition to describe any approval you believe is necessary, clarify that you will seek (or have sought) all such approvals and that the condition is not subject to your action or failure to act before it may be asserted.

The Company’s response is:

We have revised our disclosure throughout the offer document to delete the third condition to the offer.

The Staff’s Comment No. 10 was:

10.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

The Company’s response is:

We confirm our understanding that, in the event a condition is triggered and we decide to proceed with the offer anyway, this constitutes a waiver of the triggered condition. As a result, depending on the materiality of the waived condition, we understand that we may be required to extend the offer and recirculate new disclosure to the security holders.

The Staff’s Comment No. 11 was:

11.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:    Daniel F. Duchovny

December 9, 2010

The Company’s response is:

We confirm our understanding that in the event a condition is triggered, we will inform security holders promptly how we intend to proceed, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Description of the Amended Notes, page 46

The Staff’s Comment No. 12 was:

12.	Please revise the disclosure under the caption “Conversion Terms” on page 46 to clarify whether the choice of any noteholder to amend his or her notes affects the notes held by any other holder. For example, is it possible that a holder who elects to neither convert or amend his notes will have his notes amended as a result of other holders’ election to amend their notes?

The Company’s response is:

We have revised our disclosure in the offer document to clarify that the election by any holder or holders of notes to amend their notes will not affect the terms and conditions of the notes held by any other holders in any manner whatsoever.

Where You Can Find More Information

The Staff’s Comment No. 13 was:

13.	Please revise our address to read Station Place, 100 F Street, N.E., Washington, D.C. 20549.

The Company’s response is:

We have revised our disclosure in the offer document to provide the address listed above for the Commission.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:    Daniel F. Duchovny

December 9, 2010

Election Form

The Staff’s Comment No. 14 was:

14.	We note that clauses (a) and (f) on pages 2 and 3 of the election form you improperly require tendering security holders to certify that they (i) “understand” the offer and related documents; and (ii) have consulted their counsel, tax and financial advisors with respect to the tender offer. Please revise to delete the requirement that security holders make the referenced certifications. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certifications made by security holders as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

The Company’s response is:

We have revised the election form to delete the requirement that security holders make the referenced certifications.

The Staff’s Comment No. 15 was:

15.	We note that clauses (e) on page 3 of the election form includes certain rights that security holders have in connection with the offer. Please revise the offer document to describe these rights such that security holders are aware of them.

The Company’s response is:

We have revised our disclosure in the offer document to describe the rights set forth in clause (e) of the election form that security holders have in connection with the offer.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:    Daniel F. Duchovny

December 9, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (206) 676-7064.

Sincerely,

SUMMIT LAW GROUP

a professional limited liability company

/s/ Mark F. Worthington

Mark F. Worthington

cc:	R. Stephen Beatty

Chief Executive Officer

Helix BioMedix, Inc.